[IAC/InterActiveCorp Letterhead]

September 18, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Daniel Porco, Staff Attorney, Division of Corporation Finance

Re:                             IAC/InterActiveCorp
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-20570

Dear Mr. Porco:

Set forth below is the response of IAC/InterActiveCorp (the “Company”) regarding the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was delivered orally to the undersigned on August 28, 2015 regarding the Company’s Annual Report on Form 10-K (the “Annual Report”).

Management’s discussion and analysis of financial condition and results of operations

Financial position, liquidity and capital resources, page 36

1.                                      Please provide a narrative description of the reasons for the anticipated increase in capital expenditures in 2015 relative to 2014.

Response:  In response to the Staff’s comment, the Company will discuss in greater detail reasons for changes to capital expenditures in our future filings.  The proposed disclosure is set forth below (and will be appropriately modified in future filings to reflect actual circumstances), with additions appearing in bold italics:

“The Company anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations.  The Company expects that 2015 capital expenditures will be higher than 2014 by approximately 30%, driven by our ongoing consolidation and streamlining of technology systems at The Match Group and HomeAdvisor’s online scheduling product, called Instant Booking.”

In addition, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Annual Report or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 314-7376 or Joanne Hawkins at (212) 314-7230.

Sincerely yours,

/s/ GREGG WINIARSKI
Gregg Winiarski
Executive Vice President and
General Counsel